UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.                 This is [check one]:

☒   an original filing for the Filer.

☐   an amended filing for the Filer.

C.                 Identify the filing in conjunction with which this form is being filed:

Name of registrant:	TELUS CORPORATION

Form type:	Registration Statement on Form F-10

File number (if known):	333-224895

Filed by:	TELUS CORPORATION

Date filed (if filed concurrently, so indicate):	May 11, 2018, concurrently herewith

D.                 The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

600, 530-8th Avenue S.W.
Calgary, Alberta, Canada  T2P 3S8

E.                 The Filer designates and appoints Computershare Trust Company, NA (the “Agent”), located at:

8742 Lucent Boulevard, Suite 225

Highlands Ranch, Colorado 80129

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                  The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.                The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 11th day of May, 2018.

Filer:  COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Beatriz Fedozzi
	Name:	Beatriz Fedozzi
	Title:	Corporate Trust Officer

By:	/s/ Laura Leong
	Name:	Laura Leong
	Title:	Corporate Trust Officer

Calgary, Alberta, Canada

This statement has been signed by the following person in the capacity indicated on May 11th, 2018.

COMPUTERSHARE TRUST COMPANY, NA
as Agent for Service of Process for
COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Rose Stroud
	Name:	Rose Stroud
	Title:	Trust Officer

Highlands Ranch, Colorado